                                              Filed pursuant to Rule 424 (b) (2)
                                              Registration No. 333-53691

PROSPECTUS SUPPLEMENT
----------------------------------
(TO PROSPECTUS DATED AUGUST 11, 1998)

                                  $200,000,000

LOGO
                                  AVNET, INC.
                              6.45% NOTES DUE 2003

     Interest on the 6.45% Notes due 2003 (the "Notes") of Avnet, Inc. ("Avnet" or the "Company") will accrue from the date of issuance thereof and will be payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1999. The Notes will mature on August 15, 2003. The Notes are not redeemable prior to maturity and do not provide for any sinking fund.

     The Notes will constitute unsecured and unsubordinated indebtedness of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                          PUBLIC(1)               DISCOUNT(2)             COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------------
Per Note..........................         99.919%                    .6%                    99.319%
-------------------------------------------------------------------------------------------------------------
Total.............................       $199,838,000              $1,200,000              $198,638,000
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from August 25, 1998.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $440,000.

                            ------------------------

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of The Depository Trust Company on or about August 25, 1998.

                            ------------------------

MERRILL LYNCH & CO.

          NATIONSBANC MONTGOMERY SECURITIES LLC

                     CHASE SECURITIES INC.

                                 FIRST CHICAGO CAPITAL MARKETS, INC.

                            ------------------------

           The date of this Prospectus Supplement is August 20, 1998.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Notes. Such transactions may include stabilizing and the purchase of the Notes to cover syndicate short positions. For a description of these activities, see "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Notes being offered hereby are estimated to be $198,198,000 after the deduction of the underwriting discounts and the estimated expenses of this offering. The Company intends to use the net proceeds from this offering to repay indebtedness which it may re-borrow for general corporate purposes, which may include capital expenditures, possible acquisitions, repurchases of the Company's common stock, and working capital. Pending such use, the net proceeds may be temporarily invested in short-term securities.

     Depending on market conditions, the financial needs of the Company and other factors, the Company may, from time to time, undertake additional financings. The amount and timing of such financings, if any, cannot be determined at this time.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization and short-term debt of the Company at June 26, 1998, and as adjusted to give effect to the issuance of the Notes pursuant to this offering and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's audited and unaudited financial statements incorporated herein by reference:

                                                                   JUNE 26, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                   (IN MILLIONS)
Short-term debt.............................................  $    0.2     $    0.2
                                                              ========     ========
Long-term debt, less amounts due within one year:
  Commercial paper(1).......................................  $  395.0     $  321.8
  Syndicated credit facility domestic(1)....................     125.0           --
  Syndicated credit facility foreign(1)(2)..................     177.8        177.8
  6 7/8% Notes due March 15, 2004...........................     100.0        100.0
  6.45% Notes offered hereby(3).............................        --        200.0
  Other.....................................................      12.9         12.9
                                                              --------     --------
Total long-term debt........................................     810.7        812.5
                                                              --------     --------
Shareholders' equity:
  Common stock, $1.00 par value.............................      44.3         44.3
  Additional paid-in capital................................     434.7        434.7
  Retained earnings.........................................   1,343.0      1,343.0
  Cumulative translation adjustments........................     (41.8)       (41.8)
  Treasury stock, at cost...................................    (464.3)      (464.3)
                                                              --------     --------
Total shareholders' equity..................................   1,315.9      1,315.9
                                                              --------     --------
Total capitalization........................................  $2,126.6     $2,128.4
                                                              ========     ========

---------------
(1) These items are classified as long-term debt as they are backed by, or are direct borrowings under, a bank syndicated credit facility. The bank syndicated credit facility is a revolving credit agreement with a syndicate of banks led by NationsBank of North Carolina, N.A., which provides a five-year facility with a line of credit of up to $700,000,000. Amounts repaid under the revolving credit agreement may be re-borrowed for general corporate purposes. See "Use of Proceeds."

(2) A portion of the syndicated credit facility is being used for loans denominated in foreign currencies which carry more favorable interest rates than are available in the United States. Accordingly, the proceeds from the issuance of the Notes will not be used to pay down such borrowings.

(3) Does not include original issue discount of $162,000 which represents the difference between the face amount of the Notes and the price paid by the public.

                                    BUSINESS

     Avnet is one of the world's largest industrial distributors of electronic components and computer products, with sales in fiscal 1998 of $5.92 billion. The Company is a vital link in the chain that connects suppliers of semiconductors, interconnect products, passives and electromechanical devices to original equipment manufacturers ("OEMs") that design and build the electronics equipment for end-market use, and to other industrial customers. In addition, the Company distributes a variety of computer products to both the end user and the reseller channels. Through its electronic component distribution activities, Avnet acts as an extension of a supplier's sales force by marketing products to a larger base of customers than individual suppliers could do economically. While many suppliers can only serve a few hundred of the larger OEMs, Avnet is franchised to sell products of more than 100 of the world's leading component manufacturers to a global customer base of approximately 100,000 OEMs. As part of its distribution activities, Avnet adds various processes that customize products to meet individual OEM customer specifications, and provides material management and logistic services. Management believes that over the past five years, the Company has grown faster than the electronic distribution industry generally. From calendar 1992 through calendar 1997, sales of the Company's electronic component and computer distribution businesses have increased from approximately $1.69 billion to approximately $5.53 billion, a compound annual growth rate ("CAGR") of 26.8%.

     To capitalize on growing world markets for electronic components and computer products, Avnet has pursued and continues to pursue strategic acquisitions with a focus on international expansion. Beginning with its acquisition in June 1991 of The Access Group Ltd., a United Kingdom-based electronic components distributor, the Company has completed twenty-three acquisitions. During its last three fiscal years, the Company completed nine acquisitions: three in Europe; four in Asia/Pacific; one in North America; and one in South Africa. Avnet has approximately 9,000 employees globally and maintains locations throughout the United States, Canada, Mexico, Europe, Asia, Australia, New Zealand and South Africa. In fiscal 1998, Avnet derived approximately 20% of its sales from operations outside of North America.

     One of Avnet's critical strengths is the breadth and quality of the suppliers whose products it carries. Listed below are the major product categories and the approximate sales in fiscal 1998, the percentage of the Company's consolidated sales and the major suppliers in each category:

- Semiconductors: Sales of semiconductors in fiscal 1998 were approximately $3.22 billion, or 54% of consolidated sales. The Company's major suppliers of semiconductors are Advanced Micro Devices, Analog Devices, Harris, Hewlett-Packard, Hitachi, Integrated Device Technology, Intel, LSI Logic, Micron Semiconductors, Motorola, National Semiconductor, Philips/Signetics, Texas Instruments and Xilinx.

- Computer Products: Sales of computer products in fiscal 1998 from all of the Company's business units were approximately $1.59 billion, or 27% of consolidated sales. The Company's major suppliers of computer products are Cabletron, Compaq Computer Corporation, Computer Associates, Hewlett-Packard, IBM, Intel, Oracle, Seagate Technology and Wyse Technology.

- Connectors: Sales of connector products in fiscal 1998 were approximately $0.51 billion, or 9% of consolidated sales. The Company's major suppliers of connectors are AMP, Amphenol/Bendix, ELCO, ITT Cannon, Kings, Molex, Pyle-National, T&B Ansley/Augat and 3M.

- Passives, Electromechanical and other: Sales of passives, electromechanical and other products in fiscal 1998 were approximately $0.60 billion, or 10% of consolidated sales. The Company's major suppliers of these products are AVX, Bourns, Cherry, Leach, Murata-Erie, Philips, Teledyne, Valor and Vishay.

     Effective as of the beginning of fiscal 1999, the Company changed its organizational structure to better focus on its core businesses in order to better meet the needs of both its customers and suppliers. The Company currently consists of two major operating groups, the Electronics Marketing Group ("EMG") and the Computer Marketing Group ("CMG") (through the end of fiscal 1998 these two units comprised the former Electronic Marketing Group). EMG focuses on the global distribution of and value-added services associated with electronic components. CMG focuses on middle-to high-end, value-added computer products distribution in North America, Europe and Australia. In addition, the Company sold its Channel Master business in October 1997 which contributed minimal sales in fiscal 1998.

ELECTRONICS MARKETING GROUP

     EMG is the Company's largest operating group, with fiscal 1998 sales of $4.47 billion, representing approximately 76% of Avnet's consolidated sales. EMG is comprised of three regional operations: EMG Americas, which had sales of $3.31 billion in fiscal 1998, or approximately 56% of Avnet's consolidated sales; EMG EMEA (Europe, Middle East and Africa), which had sales of $1.02 billion in fiscal 1998, or approximately 17% of Avnet's consolidated sales; and EMG Asia, which had sales of $0.14 billion in fiscal 1998, or approximately 3% of Avnet's consolidated sales.

  EMG Americas

     EMG Americas was reorganized effective as of the beginning of fiscal 1999 in order to provide more value to its customers and suppliers through increased product specialization and to provide focused services through a single account manager. Immediately prior to the reorganization, EMG Americas consisted primarily of four business units as described below -- Hamilton Hallmark, Time Electronics, Penstock and Allied Electronics.

     Hamilton Hallmark has primarily distributed semiconductors and offered an array of value-added services to its customers, such as inventory replenishment systems, kitting and semiconductor programming. It has been franchised by the top five United States semiconductor manufacturers: Advanced Micro Devices, Intel, Motorola, National Semiconductor and Texas Instruments. Hamilton Hallmark's customers have been principally computer, telecommunications and aerospace OEMs. In 1997, the Electronic Buyers' News survey ranked Hamilton Hallmark as the most preferred distributor overall for the tenth successive year. Hamilton Hallmark has also distributed computer products, connectors, passives and electromechanical products for industrial, commercial and military use.

     Time Electronics has been the world's leading distributor of interconnect products, including value-added connectors, electromechanical and passive components and cable assembly services, and has also distributed some complementary semiconductor lines. Its customers have been principally industrial and military/ aerospace OEMs.

     Penstock has been the leading technical communications specialist distributor in the United States. It has distributed, designed, engineered and added value to microwave/radio frequency wireless, fiber optics and hybrid components, which it has sold principally to telecommunication OEMs.

     Allied Electronics has been a broad line industrial distributor of active and passive electronic components, test equipment and electronic equipment, which it has sold by means of its catalog and telesales operations.

     Avnet Integrated Material Services ("IMS") has been the materials management and logistic services organization which has acted as a single coordinating point responsible for providing all the materials and services needed by customers who purchase products from multiple Avnet divisions. IMS has acted as a coordinator for other Avnet business units, and therefore, has not recorded any sales of its own.

     As part of the Company's overall reorganization effective at the beginning of fiscal 1999, the Company reorganized its EMG Americas business unit. In the EMG Americas reorganization, the sales forces of Hamilton Hallmark, Time Electronics and Penstock were combined, and the telesales operations of those units were aligned with Allied Electronics. Through a single account manager, customers now have complete access to the products and services of the Company's core distribution business, including those of the former

Hamilton Hallmark, Time Electronics and Penstock divisions, as well as complete access to the following Avnet global brands (services):

- Avnet Design Services -- A suite of engineering and technical services for customers, including turnkey logic designs, reference designs and product designs, and demand creation services for suppliers.

- Avnet Integrated Material Services -- Customer specific materials management, including leading-edge, information technology-based services, and pin-point logistics. IMS develops and implements innovative materials management solutions for EMG Americas' major customers and their contract manufacturers.

- Allied -- Catalog, CD ROM and Internet sales to research and development departments of OEMs, maintenance and repair organizations and small OEM customers.

- Avnet Personal Computer Components -- Microprocessors, motherboards, memory, networking products, and mass storage to personal computer OEMs and systems integrators in North America.

     These Avnet global brands offer focused services and unique financial models in the other two EMG geographic regions as well as in EMG Americas.

     In addition, the EMG Americas organization has created product business groups ("PBGs") which specialize in the various product categories that the Company sells as opposed to being organized along individual supplier lines. There are currently five PBGs, which are responsible for purchasing, inventory management, supplier relationship and product marketing. The PBGs are as follows: Semiconductors; Interconnect, Passive and Electromechanical; Radio Frequency and Microwave; Defense and Aerospace; and OEM Systems.

  EMG EMEA

     EMG EMEA principally distributes semiconductors throughout Europe and in Africa. The Company has created Avnet Time operations in certain locations which specialize in interconnect products, including value-added connectors, electromechanical and passive components and cable assembly services. Similar to EMG Americas, the EMEA operations have complete access to the Avnet global brands, Avnet Design Services, Avnet IMS, Allied and Avnet Personal Computer Components, discussed above under "EMG Americas." Although management is planning to reorganize the Company's EMG EMEA operations along lines similar to that of EMG Americas, a final detailed plan has not been firmly established nor are the plans at a stage where the aggregate reorganization costs associated therewith can be accurately quantified. However, some initial reorganization steps have been taken, and the relevant costs were included in the Company's fourth quarter fiscal 1998 special charges. It is currently anticipated that the balance of the associated special charges of EMG EMEA will be reflected in the first quarter fiscal 1999 financial statements.

  EMG Asia

     EMG Asia principally distributes semiconductors throughout the Asia and Pacific region. It currently has a sales presence in ten countries in the region including Australia, New Zealand, Singapore, Taiwan, Hong Kong, mainland China, Thailand, the Philippines, Indonesia and Malaysia. All of the EMG Asia operations have complete access to the products and services provided by the Avnet global brands.

COMPUTER MARKETING GROUP

     CMG is an international distributor of computer products to value-added resellers and end users focusing primarily on middle- to high-end value-added computer products and services. CMG's fiscal 1998 sales were $1.40 billion, representing approximately 24% of Avnet's consolidated sales. As a result of the acquisition of Hall-Mark Electronics Corporation in July 1993, two independent business units, Avnet Computer and Hall-Mark Computer Products, now operate together as Avnet's CMG.

     Avnet Computer sells industry leading high-end systems, mid-range servers, workstations, PCs, software, storage, networking, peripherals and services to end user customers. Avnet Computer is one of North America's leading technology solutions integrators, deploying hardware, software, and services across the enterprise. Avnet Computer leverages its array of financial, acquisition and technical services to bring value to businesses intent on managing their total cost of technology infrastructure -- from the data center, through the network, to the desktop.

     Hall-Mark Computer Products concentrates on sales of computer systems, peripherals and components to the reseller channel. Management believes that Hall-Mark Computer Products is the industry's leading technical distributor of open systems in support of a limited line card of the foremost computer and peripherals manufacturers, which include Compaq, Hewlett-Packard, IBM and Intel. Hall-Mark Computer provides those manufacturers' products to Value-Added Resellers, along with complementary value-added solutions and in-house engineering support, complex systems integration and configuration services.

     CMG has also created Avnet Direct, an Internet commerce company which sells computer systems to businesses and individuals on the World Wide Web. These computer systems are configured from thousands of name-brand computer and peripheral equipment products and software carried in CMG's inventories. During fiscal 1998, CMG expanded its operations into Europe by starting an operation in Germany and by acquiring Bytech Systems in the United Kingdom.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes offered hereby (referred to herein as the "Notes" and in the accompanying Prospectus dated August 11, 1998 (the "Prospectus"), as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus.

GENERAL

     The Notes will be limited to $200,000,000 aggregate principal amount and will be issued under the Indenture. The Notes will be issued only in fully registered form, in denominations of $1,000 and integral multiples of $1,000, will bear interest from August 25, 1998, at the annual rate set forth on the cover page of this Prospectus Supplement, and will mature on August 15, 2003. Interest will be payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1999, to the Persons in whose names the Notes (or any predecessor Notes) are registered in the security register at the close of business on the applicable Regular Record Date, which is the February 1 or August 1 next preceding such interest payment date. The Notes will not be redeemable by the Company prior to their stated maturity date and do not provide for any sinking fund.

     The Notes will constitute unsecured and unsubordinated indebtedness of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The Notes will be subject to defeasance and discharge and to defeasance of certain obligations as described under the caption "Description of Securities -- Defeasance and Discharge" in the Prospectus.

DEPOSITARY

     Upon issuance, all Notes will be represented by one or more fully registered global certificates (the "Global Notes"). Each Global Note will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of the Depositary or its nominee. Unless and until a Global Note is exchanged in whole or in part for Notes in definitive form, such Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, or by such a nominee to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants ("Participants") deposit with the Depositary and also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under the Depositary's system must be made by or through Participants, which will receive a credit for the Notes on the records of the Depositary. The ownership interest of each actual purchaser of each Note (a "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of a purchase, but Beneficial Owners are expected to receive written confirmations providing details of a purchase, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the purchase. Ownership of beneficial interests in Global Notes will be shown on, and the transfers of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, Beneficial Owners of a Global Note will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Noteholders, or an owner of a beneficial interest in a Global Note desires to take any action which a Noteholder is entitled to take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize Beneficial Owners owning through such Participants to take such action or would otherwise act upon the instruction of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Payment of principal of, and interest on, Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the holder of the Global Note or Notes representing such Notes. None of the Company, the Trustee or any other agent of the Company or of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests, or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of beneficial interest in such Global Note as shown on the records of the Depositary. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If (x) the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 60 days, or (y) the Company executes and delivers to the Trustee an order to the effect that the Global Notes shall be exchangeable, or (z) an Event of Default has occurred and is continuing with respect to the Notes, the Global Note or Notes will be exchangeable for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interest in Global Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a pricing agreement (the "Pricing Agreement"), the Company has agreed to sell to the Underwriters named below (the "Underwriters"), and the Underwriters have severally agreed to purchase, the principal amount of the Notes set forth opposite their respective names below.

                                                                   PRINCIPAL
                                                                    AMOUNT
UNDERWRITERS                                                    ---------------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     $100,000,000
NationsBanc Montgomery Securities LLC.......................       50,000,000
Chase Securities Inc........................................       25,000,000
First Chicago Capital Markets, Inc..........................       25,000,000
                                                                 ------------
             Total..........................................     $200,000,000
                                                                 ============

     In the Pricing Agreement, the several Underwriters named therein have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes being sold pursuant to the Pricing Agreement if any such Notes are purchased. The Pricing Agreement provides that, in the event of a default by an Underwriter named therein, the purchase commitments of the non-defaulting Underwriters named therein may in certain circumstances be increased.

     The Underwriters have advised the Company that they propose initially to offer the Notes offered hereby to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .35% of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount thereof on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes constitute a new issue of securities with no established trading market. The Company does not intend to apply for the listing of the Notes on a national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to whether or not a trading market for the Notes will develop or as to the liquidity of any trading market for the Notes which may develop.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members, if any, to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with this offering (i.e., they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Because more than ten percent of the net proceeds of the offering will be received by affiliates of NASD members participating in the offering, in their capacity as lenders under the bank syndicated credit facility, the offering is being conducted in accordance with NASD Conduct Rule 2710(c)(8).

     Certain of the Underwriters or their affiliates engage from time to time in various general financing and banking transactions with the Company. Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as the Company's financial advisor in connection with the Company's acquisition of Hall-Mark Electronics Corporation in 1993 and an underwriter in the public offering in 1994 of the Company's 6 7/8% Notes due March 15, 2004, and may in the future provide investment banking services to the Company, for which it would receive customary fees and commissions.

PROSPECTUS

LOGO
                                  AVNET, INC.

                                DEBT SECURITIES

     Avnet, Inc., a New York corporation (the "Company"), may offer, from time to time, debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") at an aggregate principal amount not to exceed $500,000,000 or, if the principal of the Debt Securities is payable in a foreign or composite currency, the equivalent thereof at the time of the initial offerings. The Debt Securities may be offered as separate series and may be offered in amounts, at prices and on terms to be determined at the time of sale. When a particular series of Debt Securities (the "Offered Debt Securities") are offered, a supplement to this Prospectus (a "Prospectus Supplement") will be delivered with this Prospectus setting forth the terms of such Offered Debt Securities, including, if applicable, the specific designation, aggregate principal amount, denominations, currency, purchase price, maturity, rate (which may be fixed or variable) and time of payment of interest, redemption terms, and any listing on a securities exchange of the Offered Debt Securities.

     The Debt Securities may be issued in registered or bearer form or both. In addition, all or a portion of the Debt Securities of a series may be issued in temporary or permanent global form. Debt Securities in bearer form will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Offered Debt Securities may be sold directly by the Company, or indirectly through agents designated from time to time or through underwriters or dealers, or through a combination of such methods. See "Plan of Distribution." If any agents of the Company or any underwriters or dealers are involved in the sale of the Offered Debt Securities, the names of such agents, underwriters or dealers and any applicable commissions or discounts will also be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will be set forth in the Prospectus Supplement.

                            ------------------------

                The date of this Prospectus is August 11, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1500, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Section may be obtained by calling the Commission at 1-800-SEC-0330. Such material can also be obtained on the Commission's Web site at http://www.sec.gov, and can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104 or 618 South Spring Street, Los Angeles, California 90014, on which exchanges the common stock of the Company is listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (which, together with all amendments and exhibits thereto, is referred to herein as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Debt Securities offered hereby. Any statement contained herein concerning the provisions of any contract or other document is not necessarily complete, and is qualified in its entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. The Registration Statement may be inspected without charge at the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-4224) are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1997;

          2. The Company's definitive proxy statement dated October 10, 1997, for the annual meeting of the shareholders of the Company held on November 19, 1997;

          3. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended September 26, 1997, December 26, 1997, and March 27, 1998; and

          4. The Company's Current Reports on Form 8-K bearing cover dates of September 23, 1997, September 25, 1997, February 6, 1998, and July 30, 1998.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document deemed to be incorporated herein or contained in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to Raymond Sadowski, Senior Vice President, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (telephone (602) 643-2000).

                                  THE COMPANY

     The Company is one of the world's largest distributors of electronic and electromechanical components and computer products sold principally to industrial customers, with operations in the United States, Canada, Mexico, Europe, Asia, Australia, New Zealand and South Africa. The Company's principal suppliers are Intel, Motorola, National Semiconductor, Texas Instruments, Advanced Micro Devices, Harris Corporation, AMP, Inc., ITT Cannon, Amphenol/Bendix Corporation, Compaq Corporation, Hewlett Packard, IBM, Connor Peripherals and Seagate Technology. Its primary customers are original equipment manufacturers. Electronic components are shipped either as received from the Company's suppliers or with assembly or other value added. The Company also provides integrated materials management services with respect to the electronic components it sells.

     The principal executive offices of the Company are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (602) 643-2000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

                        YEAR ENDED
  -------------------------------------------------------
  JUNE 26,    JUNE 27,    JUNE 28,    JUNE 30,    JULY 1,
  1998(1)       1997        1996        1995      1994(2)
  --------    --------    --------    --------    -------
   6.5          10.3       10.7         8.7         7.9

---------------
(1) Income before income taxes for the year ended June 26, 1998, includes (a) the gain on the sale of Channel Master amounting to $33.8 million pre-tax,
    (b) costs relating to the divestiture of Avnet Industrial, the closure of the Company's corporate headquarters in Great Neck, New York, and the loss on the sale of Company-owned real estate, amounting to $13.3 million pre-tax in the aggregate, and (c) incremental special charges associated principally with the reorganization of the Company's Electronic Marketing Group amounting to $35.4 million pre-tax. Had such one-time items (amounting to $14.9 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended June 26, 1998, would have been 6.8 on a pro forma basis.

(2) Income before income taxes for the year ended July 1, 1994, includes restructuring and integration charges of $22.7 million pre-tax which are principally attributable to the acquisition of Hall-Mark Electronics Corporation. Had such one-time charges not been included, the ratio of earnings to fixed charges for the year ended July 1, 1994, would have been
    8.9 on a pro forma basis.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below have been derived from the consolidated financial statements of the Company. Reference is hereby made to such financial statements and accompanying notes that are included in the documents incorporated by reference in this Prospectus.

                                                                 YEAR ENDED
                                         ----------------------------------------------------------
                                         JULY 1,     JUNE 30,   JUNE 28,   JUNE 27,     JUNE 26,
                                         1994(1)       1995       1996       1997     1998(2)(3)(4)
                                         --------    --------   --------   --------   -------------
                                                  (IN MILLIONS EXCEPT EARNINGS PER SHARE)
INCOME STATEMENT DATA:
Sales..................................  $3,547.7    $4,300.0   $5,207.8   $5,390.6     $5,916.3
Cost of sales..........................   2,851.6     3,483.6    4,238.7    4,428.8      4,935.9
                                         --------    --------   --------   --------     --------
Gross profit...........................     696.1       816.4      969.1      961.8        980.4
Operating expenses.....................     531.3       554.9      620.1      634.1        709.2
                                         --------    --------   --------   --------     --------
Operating income.......................     164.8       261.5      349.0      327.7        271.2
Interest expense.......................     (14.8)      (23.2)     (25.9)     (26.1)       (40.0)
Other income, net......................       4.8         5.1        2.0       11.8          2.3
Gain on sale of Channel Master.........        --          --         --         --         33.8
                                         --------    --------   --------   --------     --------
Income before income taxes and
  cumulative effect of accounting
  change...............................     154.8       243.4      325.1      313.4        267.3
Income taxes...........................      66.7       103.1      136.8      130.6        115.9
                                         --------    --------   --------   --------     --------
Income before cumulative effect of
  accounting change....................      88.1       140.3      188.3      182.8        151.4
Cumulative effect of change in method
  of accounting for income taxes.......      (2.8)         --         --         --           --
                                         --------    --------   --------   --------     --------
Net income.............................  $   85.3    $  140.3   $  188.3   $  182.8     $  151.4
                                         ========    ========   ========   ========     ========
Earnings per share(5):
  Basic................................  $   2.10(6) $   3.44   $   4.34   $   4.29     $   3.85
                                         ========    ========   ========   ========     ========
  Diluted..............................  $   2.09(6) $   3.32   $   4.31   $   4.25     $   3.80
                                         ========    ========   ========   ========     ========
Shares used to compute earnings per
  share:
  Basic................................      40.6        40.7       43.3       42.6         39.4
                                         ========    ========   ========   ========     ========
  Diluted..............................      40.8        43.4(7)     43.7      43.0         39.8
                                         ========    ========   ========   ========     ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital......................  $  888.0    $1,057.1   $1,293.9   $1,319.0     $1,461.3
  Total assets.........................   1,787.7     2,125.6    2,521.7    2,594.1      2,733.7
  Long-term debt.......................     303.1       419.0      497.2      514.4        810.7
  Shareholders' equity.................   1,108.5     1,239.4    1,505.2    1,502.2      1,315.9

---------------
(1) Includes in operating expenses restructuring and integration charges of $22.7 million pre-tax and $13.5 million after-tax, which are principally attributable to the acquisition of Hall-Mark Electronics Corporation.

(2) Includes the second quarter gain on the sale of Channel Master amounting to $33.8 million pre-tax, offset somewhat in operating expenses by costs relating to the divestiture of Avnet Industrial, the closure of the Company's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Company-owned real estate, amounting to $13.3 million in the aggregate. At the time the special charges were recorded, they represented primarily a non-cash writedown to reflect the expected value to be received upon the disposition of Avnet Industrial and the Company-owned real estate (the cash component of the charge is approximately $2.5 million). The Company has subsequently disposed of
                                         (footnotes continued on following page)

    Avnet Industrial for an amount approximating the written down value, and is still in the process of disposing of the Company-owned real estate, the written down value of which is still believed to approximate its market value, based upon real estate appraisals. The disposition of Avnet Industrial and of the Company-owned real estate will not have a material impact on the Company's future results of operations, liquidity and sources and uses of capital resources. The net effect of these items is to increase income before income taxes, net income, and diluted earnings per share by approximately $20.5 million, $8.7 million, and $0.21 per share for the second quarter, respectively.

(3) Includes the fourth quarter impact of incremental special charges associated principally with the reorganization of the Company's Electronic Marketing Group, amounting to $35.4 million pre-tax, $21.2 million after-tax and $0.57 per share on a diluted basis for the fourth quarter. Approximately $25.7 million of the pre-tax charge is included in operating expenses, and $9.7 million is included in cost of sales. These charges include severance, real property lease termination costs, inventory reserves required related to supplier terminations, the writedown of goodwill and other items. The writedown of goodwill relates to a small underperforming operating unit, the ultimate disposition of which will not have a material impact on the Company's future results of operations. Of the special charges of $35.4 million pre-tax, approximately $17.1 million will not require an outflow of cash and $18.3 million will require the use of cash ($9.5 million of the $18.3 million has been paid as of the end of fiscal 1998). The balance of cash is expected to be paid by the end of fiscal 1999, except for amounts associated with long-term real property lease terminations and contractual commitments, the amounts of which are not material. Management expects that the Company's future results of operations will benefit from the expected cost savings resulting from the reorganization, and that the impact on liquidity and sources and uses of capital resources will not be material.

(4) Diluted earnings per share for fiscal 1998 in total exceeded by $0.04 the sum of the applicable amounts for each of the quarters of fiscal 1998 due to the effect of the Company's stock repurchase program and the special items recorded during the fiscal year.

(5) In December 1997, the Company adopted the provisions of SFAS No. 128, "Earnings per Share," which requires the presentation of both Basic and Diluted earnings per common share. Consistent with the requirements of SFAS No. 128, net earnings per common share and weighted average common shares outstanding have been restated to conform with the provisions of SFAS No. 128 for all periods presented.

(6) Basic and diluted earnings per share before cumulative effect of accounting change were $2.17 and $2.16, respectively. The impact on basic and diluted earnings per share of the cumulative effect of a change in method of accounting for income taxes was $(0.07) in both cases.

(7) In computing diluted earnings per share for 1995, the 6% Convertible Subordinated Debentures (which were converted into common stock in the first quarter of fiscal 1996) were considered common equivalent shares.

                                USE OF PROCEEDS

     Except as may be set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include repayment of debt, capital expenditures, possible acquisitions, repurchases of the Company's common stock, and working capital. Pending such use, the net proceeds may be temporarily invested in short-term securities.

     Depending on market conditions, the financial needs of the Company and other factors, the Company may, from time to time, undertake additional financings. The amount and timing of such financings, if any, cannot be determined at this time.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities are to be issued under an Indenture dated as of February 1, 1994 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), which is an exhibit incorporated by reference in the Registration Statement. The following summary of certain general provisions of the Indenture and the Debt Securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions in the Indenture are referred to herein, such provisions are incorporated by reference herein. Unless otherwise defined herein, all capitalized terms in this section have the same meanings given to such terms in the Indenture.

GENERAL

     The aggregate principal amount of Debt Securities which can be issued under the Indenture is unlimited. The Debt Securities to which this Prospectus relates will be issued from time to time in one or more series in amounts the proceeds of which will aggregate up to $500,000,000 and will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the amount of other indebtedness or securities, other than certain secured indebtedness as described below, that may be issued by the Company.

     Debt Securities of a series may be issued in registered form ("Registered Securities") or bearer form ("Bearer Securities") or both as specified in the terms of the series. Debt Securities in bearer form will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") registered in the name of a depository or its nominee and, in such case, beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

     Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms of such Offered Debt Securities:

     - The designation, aggregate principal amount and authorized denominations;

     - The issue price expressed as a percentage of the aggregate principal amount;

     - The date or dates of maturity;

     - The interest rate per annum (fixed or floating) or the method by which such interest rate will be determined;

     - The dates interest will commence accruing and, if applicable, be paid and, for Registered Securities, the record dates for interest payments;

     - Where principal and interest, if any, will be paid;

     - Any optional or mandatory sinking fund provisions;

     - The dates and redemption prices relating to any optional or mandatory redemption provisions and other terms and provisions of any optional or mandatory redemptions;

     - The denominations of Registered Securities if other than denominations of $1,000 and any multiple thereof, and the denominations of Bearer Securities if other than denominations of $5,000;

     - The portion of the principal amount payable on declaration of acceleration of maturity or provable in bankruptcy, if other than the principal amount;

     - Any Events of Default, if not set forth in the Indenture;

     - The currency or currencies, including composite currencies, of payment of the principal (and premium, if any) and interest (if any), if other than the currency of the United States of America;

     - If the principal (and premium, if any) or interest, if any, are to be payable, at the election of the Company or any Holder thereof, in coin or currency other than that in which the Offered Debt Securities of the series are stated to be payable, the period or periods within which, and the terms and conditions on which, such election may be made;

     - If such securities are to be denominated in a currency or currencies, including composite currencies, other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of Holders of such Offered Debt Securities as Outstanding Securities under the Indenture;

     - If the amount of payments of principal (and premium, if any), or portions thereof, or interest may be determined with reference to an index, formula or other method, the manner of determining such amounts;

     - Whether the Offered Debt Securities will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale or delivery of the Offered Debt Securities in bearer form, and whether the Offered Debt Securities in bearer form will be exchangeable (and the terms on which such exchange may be made) for Offered Debt Securities in registered form;

     - Whether Offered Debt Securities will be issued in whole or in part in the form of one or more Global Securities and, if so, the method of transferring beneficial interest in such Global Security or Global Securities;

     - The application, if any, of certain provisions of the Indenture relating to defeasance and discharge, and related conditions;

     - Any additional restrictive covenants or other material terms relating thereto which may not be inconsistent with the Indenture; and

     - Any applicable federal income tax consequences.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, principal (and premium, if any) will be payable, and the Registered Securities will be transferable, at the corporate trust office of the Trustee in New York, New York. Unless other arrangements are made, interest, if any, will be paid by checks mailed to the Holders of Registered Securities at their registered addresses. To the extent set forth in the Prospectus Supplement relating thereto, Bearer Securities and the coupons appertaining thereto will be payable, against surrender thereof, subject to any applicable laws and regulations, at the offices of such paying agencies outside the United States as the Company may appoint from time to time. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     One or more series of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     The Company will comply with Section 14(e) of the Exchange Act, and any tender offer rules of the Commission under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Offered Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the Prospectus Supplement or Prospectus Supplements relating thereto.

     The Company may at any time purchase Debt Securities at any price in the open market or otherwise. Debt Securities so purchased by the Company may, at its sole option, be held, resold or surrendered to the Trustee for cancellation.

CERTAIN DEFINITIONS

     "Attributable Debt" means, as to any particular lease, the greater of (i) the fair market value of the property subject to the lease (as determined by the Company's Board of Directors), or (ii) the total net amount of rent required to be paid during the remaining term of the lease, discounted by the weighted average effective interest cost per annum of the outstanding Debt Securities of all series, compounded semi-annually.

     "Consolidated Net Assets" means total assets after deducting therefrom all current liabilities as set forth in the most recent balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

     "Funded Debt" means (i) all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the determination is made or having a maturity of twelve months or less but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower, and (ii) rental obligations payable more than twelve months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included as an asset for the purposes of the definition of Consolidated Net Assets).

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any manufacturing or processing plant or warehouse owned at the date hereof or hereafter acquired by the Company or any Restricted Subsidiary of the Company which is located within the United States and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Assets, other than (i) any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States), (ii) any property which in the opinion of the Company's Board of Directors is not of material importance to the total business conducted by the Company as an entirety, or
(iii) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     "Restricted Subsidiary" means a Subsidiary of the Company (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, and (ii) which owns a Principal Property.

     "Subsidiary" means any corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by the Company and/or by one or more other Subsidiaries.

     "Voting Stock" means capital stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the Board of Directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power upon the occurrence of any contingency).

HIGHLY LEVERAGED TRANSACTIONS

     Unless otherwise described in a Prospectus Supplement relating to any Offered Debt Securities, there are no covenants or provisions contained in the Indenture which may afford the holders of Offered Debt Securities direct protection in the event of a highly leveraged transaction involving the Company.

RESTRICTIONS ON SECURED DEBT

     The Company covenants in the Indenture, for the benefit of each series of Debt Securities other than any series which specifically provides otherwise, that if the Company or any Restricted Subsidiary shall after the date of the Indenture incur or guarantee any loans, notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of the Company or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, the Company will secure or cause such Restricted Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt (plus all Attributable Debt which is not excluded as described below under the caption "-- Restrictions on Sale and Leaseback Financings") would not exceed 10% of Consolidated Net Assets.

     This restriction will not apply to, and there will be excluded from secured Debt in any computation of the above restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (b) Mortgages in favor of the Company or a Restricted Subsidiary, (c) Mortgages in favor of governmental bodies to secure progress, advance or other payments, (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction or improvement Mortgages which are entered into within 180 days after the acquisition of such property, shares or Debt or, in the case of real property, within 180 days after the later of (1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or (2) the commencement of commercial operations on such property, (e) mechanics' and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith, (f) Mortgages arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or to the exercise of any privilege, franchise or license, (g) Mortgages for taxes, assessments or government charges or levies which are not then due or, if delinquent, are being contested in good faith, (h) Mortgages (including judgment liens) arising from legal proceedings being contested in good faith, (i) Mortgages existing at the date of the Indenture and
(j) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (i) inclusive.

RESTRICTIONS ON SALE AND LEASEBACK FINANCINGS

     The Company covenants in the Indenture, for the benefit of each series of Debt Securities other than any series which specifically provides otherwise, that the Company will not itself, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction involving any Principal Property, unless after giving effect thereto the aggregate amount of all Attributable Debt with respect to all such transactions, plus all secured Debt which is not excluded as described above under the caption "-- Restrictions on Secured Debt," would not exceed 10% of Consolidated Net Assets.

     This restriction will not apply to, and there will be excluded from Attributable Debt in any computation of the above restriction, any sale and leaseback transaction if (a) the lease is for a period, including renewal rights, of not in excess of three years, (b) the sale or transfer of the Principal Property is made within 180 days after its acquisition or within 180 days after the later of (1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or (2) the commencement of commercial operations thereon, (c) the transaction is between the Company and a Restricted Subsidiary, or between Restricted Subsidiaries, (d) the Company or a Restricted Subsidiary would be entitled to incur a Mortgage on such Principal Property securing Debt in an amount equal to the Attributable Debt with respect to such transaction without equally or ratably securing the Securities, or (e) the Company or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary ranking on a parity with or senior to the Debt Securities, or to the purchase of other property which will constitute a Principal Property having a fair market value at least equal to the fair market value of the Principal Property leased, an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value (as determined by the Company's Board of Directors) of the Principal Property leased at the time of entering into such arrangement (as determined by the Board of Directors).

RESTRICTIONS ON MERGERS AND CONSOLIDATIONS

     The Company covenants in the Indenture that it will not merge or sell, convey, transfer or lease all or substantially all of its assets unless (i) the successor Person is the Company or another Person organized under the laws of the United States (including any state thereof and the District of Columbia) which assumes the Company's obligations in the Debt Securities and under the Indenture, and (ii) after giving effect to such transaction, the Company or the successor Person would not be in default under the Indenture.

EVENTS OF DEFAULT

     The Indenture defines "Events of Default" with respect to the Debt Securities of any series as being one of the following events: (i) default in the payment of any installment of interest on that series for 30 days after becoming due; (ii) default in the payment of principal on that series when due;
(iii) default in the deposit of any sinking fund payment on that series when due; (iv) default in the performance of any other covenant in the Debt Securities of that series or the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series) for 90 days after notice; (v) certain events of bankruptcy, insolvency or reorganization; and (vi) any other Event of Default provided with respect to Debt Securities of that series. If an Event of Default shall occur and be continuing with respect to the Debt Securities of any series, either the Trustee or the holders of at least 25% in principal amount of the Debt Securities then outstanding of that series may declare the principal amount of the Debt Securities of such series (or, in the case of Debt Securities sold at an original issue discount, the amount specified in the terms thereof) and the accrued interest thereon, if any, to be due and payable. Under certain conditions, such a declaration may be rescinded.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default known to it, give the affected holders of Debt Securities notice of all uncured defaults known to it (the term "default" to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal of or interest on any Debt Security, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the affected holders of Debt Securities.

     The Company will be required to furnish to the Trustee annually a statement by certain officers of the Company certifying that there are no defaults or specifying any default.

     The holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, and to waive certain defaults with respect thereto. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in exercising the same, as a prudent

Person would exercise or use under the circumstances in the conduct of such Person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the Trustee in compliance with such request.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture may be modified or amended with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by the modification; provided that no such modification or amendment may be made, without the consent of the holder of each Debt Security affected, which would (i) reduce the principal amount of or the interest on any Debt Security, or change the stated maturity of the principal of, or any installment of interest on, any Debt Security or the other terms of payment thereof, or (ii) reduce the above-stated percentage of Debt Securities, the consent of the holders of which is required to modify or amend the Indenture, or the percentage of Debt Securities of any series, the consent of the holders of which is required to waive certain past defaults.

DEFEASANCE AND DISCHARGE

     The Indenture provides that the Company may elect, with respect to the Debt Securities of any series, to terminate (and be deemed to have satisfied) any and all of its obligations in respect of such Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and hold monies for payment in trust and, if so specified with respect to the Debt Securities of a certain series, to pay the principal of (and premium, if any) and interest, if any, on such specified Debt Securities) on the 91st day after the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of (and premium, if any), and interest, if any, on, and any mandatory sinking fund payments in respect of, such Debt Securities on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be counsel to the Company) to the effect that, based upon applicable Federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of such Debt Securities. If so specified with respect to the Debt Securities of a series, such a trust may be established only if establishment of the trust would not cause the Debt Securities of any such series listed on any nationally recognized securities exchange to be de-listed as a result thereof.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago is the Trustee under the Indenture and has been appointed by the Company as initial Security Registrar with regard to the Debt Securities. The Company currently does, and from time to time in the future may, maintain lines of credit and have customary banking relationships with the Trustee. The Trustee may serve as trustee for other debt securities issued by the Company from time to time.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Debt Securities to or through one or more underwriters or dealers, directly to institutional investors or other purchasers, through agents, or through a combination of such or other methods. The distribution of the Offered Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     If underwriters are used in the sale, the Offered Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased.

     The Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of Offered Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Offered Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Offered Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Offered Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Offered Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the related Prospectus Supplement.

     If so indicated in the related Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Offered Debt Securities may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company with respect to payments they may be required to make in respect thereof.

     Certain of the underwriters or agents and their affiliates may engage in transactions with and perform services for the Company or its affiliates in the ordinary course of their respective businesses.

     If underwriters or dealers are used in the sale, until the distribution of the Offered Debt Securities is completed, rules of the Securities and Exchange Commission may limit the ability of any such underwriters and certain selling group members, if any, to bid for and purchase the Offered Debt Securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the Offered Debt Securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Offered Debt Securities.

     If the underwriters create a short position in the Offered Debt Securities in connection with the offerings, i.e., if they sell more Offered Debt Securities than are set forth on the cover page of the Prospectus Supplement, the representatives of the underwriters may reduce that short position by purchasing Offered Debt Securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any overallotment option, if any, described in the Prospectus Supplement.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor any underwriter or agent makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Debt Securities. In addition, neither the Company nor any underwriter or agent makes any representation that the representatives of any underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members, if any. This means that if the representatives of the underwriters purchase Offered Debt Securities in the open market to reduce the underwriters' short position or to stabilize the price of the Offered Debt Securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those Offered Debt Securities as part of the offering. The imposition of a penalty bid might also have an effect on the price of the Offered Debt Securities to the extent that it discourages resales of the Offered Debt Securities.

     The Debt Securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. No assurances can be given as to the liquidity of the trading market for any of such securities.

                                 LEGAL MATTERS

     The validity of the Offered Debt Securities will be passed upon for the Company by David R. Birk, Senior Vice President and General Counsel of the Company. Mr. Birk beneficially owns 17,794 shares of the Company's common stock, including 14,375 shares issuable upon exercise of employee stock options. Certain legal matters with respect to the Offered Debt Securities will be passed upon for the underwriters, dealers or agents, if any, by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004, unless otherwise specified in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and schedule incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT
                                           PAGE
                                           ----
Use of Proceeds..........................  S-2
Capitalization...........................  S-2
Business.................................  S-3
Description of the Notes.................  S-6
Underwriting.............................  S-9

                  PROSPECTUS
Available Information....................    2
Incorporation of Certain Documents by
  Reference..............................    2
The Company..............................    3
Ratio of Earnings to Fixed Charges.......    3
Selected Financial Data..................    4
Use of Proceeds..........................    6
Description of Debt Securities...........    6
Plan of Distribution.....................   12
Legal Matters............................   13
Experts..................................   13

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                                      LOGO

                                  $200,000,000

                                  AVNET, INC.

                              6.45% NOTES DUE 2003

                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                         ------------------------------
                              MERRILL LYNCH & CO.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                             CHASE SECURITIES INC.
                             FIRST CHICAGO CAPITAL
                                 MARKETS, INC.
                                AUGUST 20, 1998

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